UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

8 Ha-Pnina Street

Raanana, 4321545, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On May 14, 2026, the Board of Directors (the “Board”) of Polyrizon Ltd. (the “Company”) approved the appointment of Mr. Ami Oren as a Class I director of the Company, effective May 14, 2026.

Mr. Ami Oren, age 51, is an entrepreneur and business operator with over 20 years of hands-on experience in founding, scaling, and managing consumer-facing businesses. From 2015 to 2026, Mr. Oren served as Owner and Founder of Hummus Ami, a food and hospitality business located in Yavne, Israel, where he managed full business operations including finance, procurement, staffing, and customer experience, and successfully exited through a sale of the business. Prior to that, Mr. Oren operated an independent catering and culinary business, including large-scale events, restaurunts and logistics operations. Mr. Oren served in the Israeli Air Force. Mr. Oren brings to the Board extensive expertise in operational leadership, P&L management, cost control, and business execution.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284410 and 333-288923) and Form F-3 (333-291368), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: May 27, 2026	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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